Exhibit 99.1

The9 Announced Entering into a $100 million SEDA to Fund Business Growth

Shanghai, China, February 9, 2021

The9 Limited (Nasdaq: NCTY) (“The9”), an established Internet company, today announced that it has entered into a standby equity distribution agreement (the “SEDA”) with YA II PN, LTD. , a Cayman Islands exempt limited partnership managed by Yorkville Advisor Global, LP (the “Purchaser”), dated February 5, 2021, pursuant to which The9 would be able to sell up to US$100.0 million of its ADSs solely at The9’s request based on The9’s funding requirement at any time during the 36 months following the date of the SEDA.

Pursuant to the SEDA, the preliminary purchase price per ADS (the “Preliminary Purchase Price”) shall initially be 90% of the average of the 3 lowest daily volume weighted average price of the Company’s ADSs during the five consecutive trading days immediately prior to the delivery of an advance notice by The9 (the “Preliminary Pricing Period”) (the date of payment of Preliminary Purchase Price is the “Preliminary Closing Date”), which shall be adjusted to the greater of (A) 90% of the average of the 3 lowest daily volume weighted average price of the Company’s ADSs during the Preliminary Pricing Period and during the five consecutive trading days commencing on the trading day immediately following the Preliminary Closing Date, or commencing on the Preliminary Closing Date if the ADSs are received by the Purchaser prior to the close of trading on the Preliminary Closing Date (the “Secondary Pricing Period”), or (B) 85% of the average of the five daily volume weighted average price of the Company’s ADSs during the Secondary Pricing Period (the “Final Purchase Price”). If the Final Purchase Price is less than the Preliminary Purchase Price, The9 shall deliver additional shares to the Purchaser. If the Final Purchase Price is greater than the Preliminary Purchase Price, the Purchaser shall make payment of the additional amount to The9. The purchase would be subject to certain ownership limitations as provided under the SEDA. The Purchaser has agreed that, during the term of the SEDA, neither the Purchaser nor its affiliates will engage in any short sales or hedging transactions with respect to the Company’s Class A ordinary shares or ADSs.

The9 intends to use the proceeds from the potential offering of the ADSs pursuant to the SEDA to fund its business growth.

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86-21-6108-6080

Email: IR@corp.the9.com

Website: https://www.the9.com/en